Filed Pursuant to Rule 433
Registration No. 333-233663

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Leveraged Upside Participation and Contingent Downside

Principal at Risk Securities Linked to the iShares® Russell 1000 Value ETF due January 6, 2026

Term Sheet to Preliminary Pricing Supplement dated June 18, 2020

Summary of Terms		Investment Description

Issuer	Canadian Imperial Bank of Commerce (“CIBC”)

•            Linked to the iShares® Russell 1000 Value ETF

•            Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the securities provide for a Redemption Amount that may be greater than, equal to or less than the principal amount of the securities, depending on the performance of the Fund from the Initial Price to the Final Price.

•            The Redemption Amount will reflect the following terms:

•            Linked to the iShares® Russell 1000 Value ETF

•            Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the securities provide for a Redemption Amount that may be greater than, equal to or less than the principal amount of the securities, depending on the performance of the Fund from the Initial Price to the Final Price.

•            The Redemption Amount will reflect the following terms:

o                If the price of the Fund increases:

You will receive the principal amount plus 120% to 130% (to be determined on the Pricing Date) participation in the upside performance of the Fund

o                If the price of the Fund does not change or decreases by not more than 30%:

You will be repaid the principal amount

o                If the price of the Fund decreases by more than 30%:

You will have full downside exposure to the decrease in the price of the Fund from the Initial Price, and you will lose more than 30%, and possibly all, of the principal amount

•            Investors may lose some, or all, of the principal amount

•            All payments on the securities are subject to the credit risk of CIBC, and you will have no ability to pursue the Fund or any securities held by the Fund for payment; if CIBC defaults on its obligations, you could lose some or all of your investment

•            No periodic interest payments or dividends

•            No exchange listing; designed to be held to maturity

Term	5.5 years
Reference Asset	The iShares® Russell 1000 Value ETF (Bloomberg ticker symbol “IWD”) (the “Fund”)
Pricing Date	June 30, 2020*
Issue Date	July 6, 2020*
Principal Amount	$1,000 per security (100% of par)
Redemption Amount	See “How the Redemption Amount Is Calculated” in this term sheet
Stated Maturity Date	January 6, 2026*
Initial Price	The Fund Closing Price of the Fund on the Pricing Date
Final Price	The Fund Closing Price of the Fund on the Final Valuation Date
Threshold Price	70% of the Initial Price
Participation Rate	120% to 130%, to be determined on the Pricing Date
Final Valuation Date	December 29, 2025*
Calculation Agent	CIBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Commission	Up to 4.30%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 2.50% and WFA will receive a distribution expense fee of 0.12%
CUSIP / ISIN	13605WZF1 / US13605WZF12

*To the extent that the Issuer makes any change to the expected Pricing Date or expected Issue Date, the Final Valuation Date and Stated Maturity Date may also be changed in the Issuer’s discretion to ensure that the term of the securities remains the same.

The Issuer’s estimated value of the securities on the Pricing Date, based on the Issuer’s internal pricing models, is expected to be at least $900 per security but less than the principal amount. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PRS-8 of the accompanying preliminary pricing supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the preliminary pricing supplement, the underlying supplement, the prospectus supplement and the prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right is based on a hypothetical Participation Rate of 125% (the midpoint of the specified range for the Participation Rate) and the Threshold Price equal to 70% of the Initial Price.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Participation Rate, Initial Price and Final Price, and whether you hold your securities to maturity.

 Hypothetical Returns

Hypothetical Final Price	Hypothetical Percentage Change From the Hypothetical Initial Price to the Hypothetical Final Price	Hypothetical Redemption Amount per Security(1)	Hypothetical Pre- Tax Total Rate of Return

$200.00	100.00%	$2,250.00	125.00%
$175.00	75.00%	$1,937.50	93.75%
$150.00	50.00%	$1,625.00	62.50%
$125.00	25.00%	$1,312.50	31.25%
$115.00	15.00%	$1,187.50	18.75%
$110.00	10.00%	$1,125.00	12.50%
$105.00	5.00%	$1,062.50	6.25%
$100.00(2)	0.00%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$80.00	-20.00%	$1,000.00	0.00%
$70.00	-30.00%	$1,000.00	0.00%
$69.00	-31.00%	$690.00	-31.00%
$50.00	-50.00%	$500.00	-50.00%
$25.00	-75.00%	$250.00	-75.00%
$0.00	-100.00%	$0.00	-100.00%

(1) Assumes a hypothetical Participation Rate of 125% (the midpoint of the specified range for the Participation Rate).

(2) The hypothetical Initial Price of $100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Price. The actual Initial Price will be determined on the Pricing Date and will be set forth under “Summary of Terms” above. For historical data regarding the actual Closing Prices of the Fund, see the historical information set forth under the section titled “The iShares® Russell 1000 Value ETF” in the accompanying preliminary pricing supplement.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive on the Stated Maturity Date and the resulting pre-tax rate of return will depend on the actual Participation Rate, Initial Price and Final Price.

How the Redemption Amount Is Calculated

The Redemption Amount will be determined as follows:

•                If the Final Price is greater than the Initial Price, the Redemption Amount will be equal to $1,000 plus

•                If the Final Price is less than or equal to the Initial Price, but greater than or equal to the Threshold Price, the Redemption Amount will be equal to $1,000

•                If the Final Price is less than the Threshold Price, the Redemption Amount will be equal to $1,000 minus

In such a case, you will lose more than 30%, and possibly all, of the principal amount of your securities at maturity.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

•                  If The Final Price Is Less Than The Threshold Price, You Will Lose More Than 30%, And Possibly All,  Of The Principal Amount Of Your Securities At Maturity.

•                  No Periodic Interest Will Be Paid On The Securities.

•                  The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

•                  Our Estimated Value Of The Securities Will Be Lower Than The Original Offering Price Of The Securities.

•                  Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.

•                  Our Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

•                  The Estimated Value Of The Securities Will Not Be An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•                  The Value Of The Securities Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•                  The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

•      The Investment Strategy Represented By The Fund May Not Be Successful.

•                  An Investment In The Securities Is Subject To Risks Associated With Mid-Capitalization Stocks.

•                  Anti-dilution Adjustments Relating To The Shares Of The Fund Do Not Address Every Event That Could Affect Such Shares.

•                  The Performance Of A Fund May Not Correlate With The Performance Of Its Underlying Index As Well As The Net Asset Value Per Share Of The Fund, Especially During Periods Of Market Volatility.

•                  The Stated Maturity Date May Be Postponed In Certain Circumstances.

•                  We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

•                  Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

o                Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the price of the Fund.

o                Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are included in the Fund may adversely affect the price of the Fund.

o                Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of the Fund.

o                Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of the Fund.

o                A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any distribution expense fee, creating a further incentive for the participating dealer to sell the securities to you.

•                  The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

•                  There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. CIBC, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the underlying supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the underlying supplement if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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